PUBLISHING LICENSE AGREEMENT

1. Licensor: Kiss Catalog Ltd. ("Licensor")
c/o Joseph Young Associates, Ltd.
P.O. Box 807
18 Hook Mountain Road, Suite 203
Pine Brook, NJ 07058-9785
Attention: Angus Vail
Phone: (973) 244-1882; Fax: (973) 244-0705

Publisher: Platinum Studios LLC
9744 Wilshire Boulevard, Suite 210
Beverly Hills, CA 90212
Attention: Scott Rosenberg
Phone: (310) 888-8075; Fax: (310) 276-2799

2. **Property:** The musical group "KISS" ("Property").

3. **Proprietary Subject Matter:** The name(s), symbols, logos, approved images, trademarks, copyrighted artwork and approve likenesses of the Property (and any alter-egos identified with Property), solely in connection with publisher generated artwork that is approved by Licensor ("Proprietary Subject Matter").

4. **Works:** The following products utilizing, bearing, or otherwise relating to the Proprietary Subject Matter produced in accordance with the Comic Book Publication Rights granted hereunder ("Works"), and, for each of the Works, its projected wholesale selling price ("PWP") and suggested retail price ("SRP"):

   a) Comic Book Publication Rights shall be defined as: comic books, strips, pages, serializations, panels and art in any comic publishing format, as presented anywhere in the world, from any publisher, in any printed or electronic delivery format, including but not limited to the use of such comic book art in comics on DVD, internet, other visual electronic uses of comic book art, now known or hereinafter devised including comic books of all sizes and dimensions, art books, posters, prints, cards, art and portfolios based on the comic book art, illustrated (i.e., illustrations of comic art) novels based on the comic book characters and text derived from the comic book(s), and limited and alternate edition versions of all of the above. For the avoidance of doubt, all rights not within the definition of Comic Book Publication Rights, including but not limited to the KISS logo, face paint and other intellectual property rights associated with the musical group known as KISS (except as utilized on Comic Book characters created by publisher under this Agreement) are expressly reserved to Licensor for all purposes.

b) Direct Version Comic Book ("Comic Book") (i.e., a standard-format comic book of approximately 32 pages (including cover) to be issued at least bimonthly beginning no later than the end of the twelfth month following the month in which this Agreement is signed by the parties). Each Comic Book shall include a new story or a new segment in each edition. (No less than: PWP: $1.00; SRP: $1.95). Publisher will publish and distribute a minimum of six (6) Comic Books during each twelve month period of the term following the prescribed publication date of the first Comic Book;

c) Additional rights are set forth in Paragraph 15, infra.

5. **Territory:** The World

6. **Term:** (a) The initial Term shall commence on the date this Agreement is signed by the parties (but no later than March 15, 2005) and shall expire four (4) years later (but no later than March 15, 2009), unless sooner terminated as provided in Exhibit A or extended by Licensee by proper exercise of an option set out in Section 6(b) below.

(b) Provided that (1) Licensor has received royalties of at least $325,000 during the first three (3) years and ten (10) months of the initial Term (including any voluntary payment by Publisher) to reach said amount and Licensor's share of any licensing and merchandising net profits as described in Paragraph 16, infra; (2) Publisher is not in breach of this Agreement; and (3) this Agreement has not sooner terminated; then publisher may elect by written notice at least thirty (30) days prior to expiration of the initial term, to extend the Term for an additional two (2) years.

7. **Exclusivity:** a) With respect Comic Books Publishing Rights and publishergenerated artwork: Exclusive;

b) With respect to publisher generated artwork, embodying

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KISS characters ("Platinum KISS characters"); Exclusive.

8. **Royalty Rate:** 50% of Net Profits (the "Royalty Rate");

9. **Literary Agent:** None

10. **Copyright and Trademark Notices:** (subject to the provisions of Exhibit A hereto).

Copyright in the Works: Platinum Studios LLC and
Catalog Ltd. ©200X
All Rights Reserved

[or as otherwise approved by Licensor and Publisher]

Trademark Proprietary Subject Matter and Publisher Generated
KISS Artwork
: KISS®
[Skull/KISS Depot Army logo]TM

[or as otherwise approved by Licensor and Publisher]

11. **Approvals:** Licensor shall have the right to approve the following elements with respect to the Works:

(a) Licensor shall have the right to approve all character designs used in Publisher Generated Artwork; and

(b) With respect to Comic Books, the general storylines.

Licensor's approval shall be given with seven (7) days of delivery forwarding of the materials to Licensor for approval. (E-mail delivery is acceptable.) If Licensor fails to approve any materials supplied by Publisher within the time period set forth above, then the materials shall have been deemed disapproved by Licensor with respect to character designs and deemed approved with respect to storylines. Once Licensor has approved the character designs, Licensor's approval shall be deemed to have occurred for all uses of such character designs in any form of the Work, whether Comic Books, merchandising or any other exploitation provided for in this Agreement.

12. **Publisher Insurance Amount:** $1,000,000.00 per occurrence per year.

13. **Samples:** 50 of each edition of each Comic Book and samples of merchandise as per License Agreements and samples to be equally divided between Licensor and Publisher.

14. **Additional Terms:** The attached Exhibit "A" (Standard Terms and Conditions) is incorporated herein by this reference.



By signing below, each party affirms that it is in agreement with the foregoing and that it has read and understands and agrees to be bound by this Agreement, including Exhibit "A" (Standard Terms and Conditions) attached hereto and forming a part hereof. This Agreement shall not be binding upon Licensor until fully executed and delivered.

This Agreement may be signed in counterparts and signatures transmitted by facsimile may be relied upon as if originals.

ACCEPTED AND AGREED TO:

KISS CATALOG, LTD.

By: ______________________

Print Name: Gene Simmons

Title: President

Date: 2/25/05

PLATINUM STUDIOS LLC

By: ______________________

Print Name: ______________________

Title: ______________________

Date: ______________________

Randolph/KISS/

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EXHIBIT "A"

PUBLISHING LICENSE AGREEMENT

STANDARD TERMS AND CONDITIONS

These Standard Terms and Conditions shall be deemed fully incorporated in the Publishing License Agreement ("Underlying Agreement") to which this Exhibit "A" is attached, and these Standard Terms and Conditions and the Underlying Agreement shall hereinafter be collectively referred to as the "Agreement". All terms shall, unless expressly provided to the contrary herein, have the same respective meanings as set forth in the Underlying Agreement. Unless expressly provided to the contrary herein, to the extent that any provision of these Standard Terms and Conditions conflicts with any provision of the Underlying Agreement, the Underlying Agreement shall control.

15. GRANT OF RIGHTS.

15.1 (a) Licensor hereby grants and Publisher hereby accepts publishing: the Comic Book Publication Rights defined in Paragraph 4 supra. In addition, Licensor is granting certain other rights and the parties are acknowledging co-ownership of certain other rights and/or property interests as specified in this Agreement. These rights and property ownership are the following three categories of artwork and merchandise and ancillary rights based on such artwork.

(i) Publisher Generated Artwork; in general all Artwork created by or under the control of Publisher during the Term in connection with the Works (specifically excluding the Proprietary Subject Matter or any derivative of same). This term includes both Publisher Generated KISS Artwork and non-KISS Publisher Generated Artwork, as defined below.

(ii) Non-KISS Publisher Generated Artwork shall mean all Publisher Generated Artwork not bearing any part of the Proprietary Subject Matter.

(iii) Publisher Generated KISS Artwork shall mean all Publisher Generated Artwork bearing any part of the Proprietary Subject Matter.

(b) Merchandise. Licensor hereby grants and Publisher hereby accepts the right to jointly create and approve all merchandise utilizing Publisher Generated Artwork and all other merchandise based on the Works created by Publisher pursuant to this Agreement ("KISS Comic Merchandise"). With respect to same, Publisher shall be entitled to receive an amount equal to 50% of the Net Profits (computed in the same manner and subject to the same audit rights accounting as royalties due to Licensor in accordance with Paragraph 16, infra) from all sources in connection with the manufacture, sale or other commercial exploitation of the KISS Comic Merchandise. Publisher recognizes that Licensor is a party to an exclusive Merchandise Agreement with Signatures Network Inc. ("Signatures") that covers virtually all tangible merchandise bearing the proprietary subject matter except musical instruments, CDs, DVDs, sheet music and certain limited merchandise in connection with television productions, stage productions and theatrical motion pictures. Such Agreement extends until December 31, 2006 and may be renewed by Licensor and Signatures for periods that exceed the Term. Under such Agreement, Licensor approves the license of all KISS Merchandise and Merchandising Rights, subject to a fee payable to Signatures, which amounts to 20% of the gross amount of receipts from Licensees and from Signatures direct sale of such merchandise. Signatures also has an exclusive license to operate the official KISS Website, "KISSONLINE." A separate royalty is paid to Licensor on all sales of merchandise on KISSONLINE. The parties recognize and agree that fees payable to Signatures with respect to KISS Comic Merchandise and any income to Licensor from sales of KISS Comic Merchandise on KISSONLINE shall, in each case, be shared equally by Licensor and Publisher, in computing net profits for any period during the Term. All such Net Profits (100%) from the sale or licensing of KISS Comic Merchandise shall constitute and be included in "Net Profits" as defined in Paragraph 16.2, infra for the period in which such Net Profits from the sale or licensing of KISS Comic Merchandise are actually received or credited to the account of Licensor or Publisher. For the avoidance of doubt, advances for merchandise licenses or sales of KISS Comic Merchandise shall be included in Net Profits when received and appropriate charges against Net Profits shall be taken into account for any recoupment of such advances by Signatures or other third party to Licensor. Publisher shall not share in or be charged with advances to Licensor by Signatures or other third parties that are unrelated to KISS Comic Merchandise or the Works. Royalties related to KISS Comic Merchandise that are recouped by Signatures or other third parties against advances to Licensor unrelated to KISS Comic Merchandise shall be included in Net Profits. Licensor recognizes that similar fees or commissions (not to exceed 20%) may be payable to other third parties (e.g., Fog Studios, Inc.) in connection with approved KISS Comic Merchandise that is not licensed or sold by or through Signatures and the same principles shall apply to any such advances.

(c) Animation.

Animation rights as to Publisher Generated Artwork on an exclusive basis during the Term shall be negotiated in good faith with Publisher on the basis of an equal division of profits and mutual approval of all material aspects of such products and their production, provided that Licensor has not, on or before August 1, 2005, entered into an agreement granting exclusive animation rights to the proprietary subject matter to an unrelated third party. Notwithstanding the foregoing, in no event are there any hold backs on the right to exploit Non-KISS Publisher Generated Artwork provided that neither party shall have the right to grant animation rights to Publisher Generated Artwork without the prior written consent of the other party in its sole discretion.

(d) Non-animation, Theatrical Rights.

Any grant of movie, television or other non-animation theatrical rights with respect to the use or other commercial exploitation of Publisher Generated Artwork during or after the Term shall require the prior written consent of Licensor and Publisher in the sole discretion of each.

(e) All other rights to exploit the Publisher Generated Artwork and the Works, subject to the mutual approval in each instance by Licensor and Publisher.

15.2 Publisher is being granted the publication rights described in paragraph 15.1 only and, except as otherwise authorized herein, shall have no right to exploit the Work or the Proprietary Subject Matter in any other format or medium, (including, but not limited to, excerpts, compilations, abridgments, adaptions, theatrical motion pictures, television productions and audio visual media), in any manner. The foregoing exclusive license with respect to the Foreign Works is subject to the rules and laws of the European Union.

15.3 Licensor hereby grants to Publisher the right to grant sublicenses to third parties to (i) translate the Work into Foreign Works, and (ii) print, publish, sell, advertise and promote such Foreign Works; provided, however, (i) such sublicensees fully comply with the provisions of this Agreement, and (ii) Publisher shall not grant any such sublicensees without Licensors prior written consent.

15.4 Publisher represents and warrants that it shall familiarize each such sublicensee with the terms and conditions of this Agreement as they apply to such sublicensee. Furthermore, if Licensor so requests, Publisher shall cause each such sublicensee to sign an agreement with Publisher for the manufacture of the Foreign Works, in whole or in part, in a form satisfactory to Licensor.

15.5 Except as otherwise provided herein, Publisher's rights and obligations hereunder are personal to Publisher and shall not be sublicensed, assigned, mortgaged or otherwise transferred or encumbered by Publisher or by operation of law, unless otherwise previously agreed in writing by Licensor.

16. CONSIDERATION.

16.1 All "Net Profits" due Licensor as set forth in Paragraph 8 shall be collectively referred to as "Royalties." Royalties are earned when funds are actually received by or credited to Publisher.

16.2. Publisher shall pay Licensor the Royalties specified in Paragraph 8. "Net Profits" shall mean the sum of: (a) the amounts actually received (including advances) by Licensor and Publisher and described in Paragraph 15, supra; and (b) all revenues fully earned, or actually received by or credited to Publisher from the exploitation of the rights granted to Publisher in this Agreement minus the sum of: (a) the following: (1) all reasonable costs and commissions described in Paragraph 15; (2) the actual out-of-pocket reasonable costs to Publisher of Works sold; (3) the actual out-of-pocket reasonable costs to Publisher in connection with the exploitation of the other rights specified in Paragraph 15 (included but not limited to incremental insurance cost arising out of the publication of the Works) provided that such costs do not exceed those specified in an annual budget signed by Licensor or pre-approved in writing by Licensor if not within such budget; and (4) the following allowance as costs in lieu of any other indirect and general overhead costs of Publisher equal to Two Hundred Dollars ($200) per Comic page and One Hundred Dollars ($100) per editorial page of each published Work. In the case of Works published in nonprinted form, the parties shall apply an equivalent rate to be negotiated in good faith, provided that all such costs are reasonable in amount within categories approved by Licensor and Publisher; and (b) actual returns; and (c) taxes collected (other than taxes imposed on or measured by income). For the avoidance of doubt, the legal and accounting expenses of neither Licensor nor Publisher shall be deducted in computing Net Profits, except that reasonable outside counsel fees incurred during the Term in the negotiation and consummation of any television or motion picture deal with respect to Publisher Generated Artwork or the Works and accounting/legal fees in connection with any audit of any third party mutually agreed to by Licensor and Publisher shall be charged against Net Profits for the period in which such services are performed. It is understood that credit against sales will be allowed only for actual returns, and that no credit against sales will be allowed on the basis of an accrual system; provided that a reasonable reserve for returns ("Reserve") may be maintained for a period of up to six (6) months thereafter. All Reserves must be fully accounted for and reconciled to sales within six (6) months following the end of the calendar quarter during which the Reserve was established for Works released during that quarter. For the avoidance of doubt, Publisher acknowledges that Royalties shall be computed by the Publisher based on the Suggested Retail Price where the Work is sold by Publisher to an affiliate.

16.2A With respect to any KISS Comic Merchandise advances or Royalties received by Licensor directly from or through Signatures or other third parties, Licensor shall promptly remit to Publisher an amount equal to fifty percent (50%) of all such receipts and one hundred percent (100%) of such receipts shall be taken into account in determining Net Profits. With respect to quarterly accountings by Publisher, such advances or royalties shall be taken into account and reconciled with royalties due under this Agreement and any balance due from one party to the other party in connection with such reconciliation shall be promptly paid.

16.3 Net Profits shall be determined separately for each calendar quarter during the Term and payments for each calendar quarter shall be subject to reconciliation of such quarterly statements within sixty (60) days following the end of each calendar quarter. Net Profits in the final quarter year of the Term shall treat the final day of the Term as the end of that calendar quarter, provided however, that in determining Net Profits for any calendar quarter any unused net operating loss from a prior calendar quarter may be carried forward until fully offset (on a FIFO basis) against

Net Profits otherwise computed in successive years during the Term (including extensions). For the avoidance of doubt, no loss for any calendar quarter may be carried back and charged against Net Profits of any prior calendar quarter during the Term (Including extensions) or charged against Royalties due to Licensor with respect to any sales or period following the expiration or earlier termination of the Term. Following the expiration or earlier termination of the Term Publisher shall not incur any expenses (other than applicable sales taxes and returns) in determining Net Profits.

16.4 If withholding taxes based on Licensor's direct net income taxes are required, Publisher may deduct the required amount from Royalties prior to remitting same to Licensor, provided Publisher provides Licensor with a copy of such withholding tax payment prior to such deduction and provides Licensor with the appropriate tax credit forms within sixty (60) days of payment of such withholding tax and affords all necessary cooperation and support to Licensor in order to get reimbursed and/or credited. In the event Publisher does not provide the appropriate tax credit form within sixty (60) days of payment of withholding taxes, Publisher shall be liable to and shall reimburse Licensor for the amounts deducted from Royalties for withholding taxes in the immediately following Royalty Report.

17. ACCOUNTING; AUDITING.

17.1 On such form as Licensor may from time to time provide to Publisher, Licensee shall render royalty reports ("Royalty Reports") to Licensor on a quarterly basis within sixty (60) days after the close of each calendar quarter during the Term hereof, whether or not any payment is shown to be due to Licensor thereunder. Publisher shall remit payments due Licensor, if any, less the Reserve, along with such Royalty Reports. Payments of Royalties due of less than twenty-five dollars ($25.00) for any calendar quarter may be deferred until the next succeeding calendar quarter. In each Royalty Report, Publisher shall (i) reconcile the Reserve with actual returns of copies of the Work during the applicable accounting period, and (ii) include in the applicable accounting period's Royalties any excess of such Reserve over the preceding semi-annual period's actual returns. If the Territory covers more than one country, Royalty Reports shall be prepared on a country-by-country basis. Royalties may be computed in the currency of the country where earned and paid to the Licensor in U.S. Dollars at the exchange rate received by Licensee at the time of conversion. Acceptance of Royalties by Licensor shall not preclude Licensor from questioning the correctness of same at any time. All Royalties shall be made without set-off of any amount whatsoever, whether based upon any claimed debt or liability of Licensor to Licensee. All Royalties and Royalty Reports shall be sent to Licensor at the address shown in paragraph 1.

17.2 If Licensor receives an overpayment under this Agreement, Licensor shall repay the excess to Publisher upon written request from Publisher. If Licensor fails to repay such excess within thirty (30) day of the request, then Publisher may deduct such excess from any other sums payable to Licensor under this Agreement.

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17.3 Royalty statements shall state the number of copies of the Work sold during the period covered. If the Licensor so requests the Publisher shall also, within 60 days after receipt of such request, advise the Licensor in available detail of the number of copies printed, bound, shipped, sold, returned, and given away during the period covered by the Royalty statement, as well as the approximate number of saleable copies on hand at the end of the said period arid the number of copies being held as a reserve against returns.

17.4 During the Term of this Agreement and for three (3) years thereafter, Publisher shall keep and maintain accurate books of account and records covering all transactions relating to this Agreement Licensor or its designee shall be entitled to (i) audit and inspect such books and records at any time or times no more than once per calendar year during or after the Term of the Agreement during reasonable business hours and upon five (5) days prior written notice to Publisher and (ii) make copies and summaries of such books and records, provided, however, that all audits must be commenced prior to the expiration of eighteen (18) months following the expiration (or earlier termination) of the Term. If Licensor's duly authorized representative discovers a deficiency in the Royalties paid to Licensor for any period under audit (an "Audit Deficiency"), Publisher shall promptly pay such Audit Deficiency to Licensor and, if such Audit Deficiency is greater than the higher of $1,000 or five percent (5%) or more of the Royalties paid to Licensor for such audit period, Publisher shall also reimburse Licensor for all costs and expenses incurred by Licensor in connection with such audit. In calculating costs for an internal auditor to perform such audit, Licensor shall bill its personnel costs incurred in performing such audit on an hourly basis at the hourly salaried rate of the personnel performing such services multiplied by a factor of 1.25, in order to take into account employee overhead costs such as FICA. If such Audit Deficiency is twenty percent (20%) or more of the Royalties paid to Licensor for such audit period, then in addition to the above, Licensor may, at Its sole option, immediately terminate the Agreement upon notice to Publisher, even If Publisher tenders the Audit Deficiency and associated costs and expenses to Licensor.

17.5 Without prejudice to any other rights of Licensor hereunder, time is of the essence regarding all payments due hereunder and Publisher shall pay interest on any Audit Deficiency, as well as on all delinquent Royalty payments hereunder, at two percent plus the "prime rate" established by the Bank of America in San Francisco, compounded annually at the rate from time to time in effect and calculated from the date on which such payment was due.

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18. EXCLUSIVITY

18.1 Nothing in this Agreement shall be construed to prevent Licensor from granting any licenses for the use of the Proprietary Subject Matter other than as provided herein, or from utilizing the Proprietary Subject Matter in any manner whatsoever other than as provided herein.

18.2 With respect to any right licensed hereunder which is non-exclusive, Licensor shall be free to utilize, or to grant any license to third parties to utilize, the Proprietary Subject Matter in any manner for any purposes whatsoever.

19. COPYRIGHT, TRADEMARKS, ETC.

19.1 (a) Licensor is the sole owner of all intellectual property to the rights to Proprietary Subject Matter and except for use in Comic Book Publication Rights granted to Publisher, can do what it wishes with the Proprietary Subject Matter with no obligation or payment to Publisher.

(b) As to Publisher Generated KISS Artwork, Licensor is the sole owner, subject to the rights of Publisher under this Agreement. However, whether during or following the Term, neither party may use or otherwise commercially exploit the Publisher Generated KISS Artwork characters without the prior written consent of the other party, in its sole discretion.

(c) As to non-KISS Publisher Generated Artwork, the copyright and trademark, if any, in same shall be jointly owned by the parties and whether during or after the Term, neither party shall have the right to use or otherwise commercially exploit same without the prior written consent of the other party.

(d) From time to time an "Excluded Character" may be featured in or make a guest appearance in the Works. All ownership rights to such Excluded Characters (as distinguished from the Artwork in the Works in which they appear) as between Licensor and Publisher, shall belong solely to the party who furnishes such Excluded Character to Publisher. All such "guest appearances" shall be mutually approved by Licensor and Publisher. For purposes of this Agreement, an "Excluded Character" shall mean an established or pre-existing character which visits the Work, which character has been established or created in or for an unrelated comic book/graphic novel or other media.

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(e) The copyright in the Comic Books and other publications which are within Publisher's Comic Book Publication Rights, shall be jointly owned by the parties as equal tenants in common. Upon the first publication of the Work, Publisher shall duly register it for copyright in the name of the Licensor jointly with Publisher in the United States of America under the Universal Copyright Convention and shall insert the requisite copyright notice in each copy of the Work. Licensor shall furnish Publisher promptly with any authorization or other document necessary for this purpose. In licensing foreign-language Rights, if granted, Publisher shall obtain, or require any sub-publisher to obtain, the copyright in the translation in the Licensor's and Publisher's name, or to have the copyright assigned to the Licensor and Publisher.

(f) There will be a disclaimer of any intent to confer any rights or benefits on any person other than the two parties to the Agreement and their permitted assigns.

(g) Publisher shall obtain original artwork for each Comic Book or electronic version of same from the artist/illustrator and provide it to Licensor without charge, except as waived by Licensor for specific artists/illustrators. Publisher shall require all Artists/Illustrators and all writers rendering services on a Comic Book to execute Publisher's standard Work-For-Hire Agreement, a copy of which shall be attached hereto as Exhibit A. If an Artist/Illustrator or writer is unwilling to execute Publisher's standard Work-For-Hire Agreement, then Publisher shall not utilize the Artist/Illustrator or writer, without Licensor's prior written approval.

19.2 Publisher's use of the Proprietary Subject Matter shall inure exclusively to the benefit of Licensor, and Publisher shall not acquire any rights therein. Publisher recognizes the value of the goodwill associated with the Proprietary Subject Matter, and that the Proprietary Subject Matter has acquired secondary meaning lin the mind of the public. Publisher agrees, during the Term and thereafter, never to contest the rights of Licensor in such Proprietary Subject Matter or the validity of the license herein granted to it. Publisher shall not at any time apply for any registration of any copyright, trademark or any other intellectual property right, whether recognized currently or in the future.

19.3 Licensor and Publisher shall cooperate to ensure that third parties may not unlawfully infringe on the Proprietary Subject Matter or engage in any acts of unfair competition involving the Proprietary Subject Matter. Each party shall promptly notify the other party of any such infringements or acts of unfair competition by third parties that comes to its attention. Licensor shall have the exclusive right, exercisable at its discretion, to institute in its own name and to control, all actions against third parties relating to Licensor's copyrights, trademarks, and other proprietary rights in and to the Proprietary Subject Matter, at Licensor's expense. With respect to any such actions, Licensor shall employ counsel of its own choice to direct the handling of the litigation

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and any settlement thereof. Licensor shall be entitled to receive and retain all amounts awarded, if any, as damages, profits or otherwise in connection with such suits. Publisher shall not, without Licensor's prior written consent, institute any suit or take any action on account of such infringements, acts of unfair competition or unauthorized uses. If, with Licensor's consent, Publisher institutes, at its sole cost and expense, such a suit or action, Publisher shall be entitled to recover all reasonable costs and expenses incurred in such suit or action from any financial recovery awarded or obtained and the remainder shall be divided evenly between Licensor and Publisher. Licensor shall incur no liability to Publisher by reason of Licensor's failure or refusal to prosecute, or by Licensor's refusal to permit Publisher to prosecute, any alleged infringement by third parties, nor by reason of any settlement to which Licensor may agree. Provided, however, that all prosecutions by consent of Licensor and Publisher against acts of infringement or unfair competition against the Works or Publisher Generated Artwork (as opposed to the Proprietary Subject Matter apart from the Publisher Generated Artwork) shall be taken into account in computing Net Profits for the calendar year in which such costs were incurred (as opposed to paid) and such recoveries are received (as opposed to earned). Provided, further, that in the event of no mutual agreement concerning the prosecution of any jointly owned copyright or trademark, or the Publisher Generated Artwork either party shall have the unilateral right to prosecute such violations at its own sole expense and to retain and exclude from Net Profits any recoveries from same.

19.4 Licensor can withdraw any or all elements of the Proprietary Subject Matter, or any component part thereof, from the terms of this Agreement if Licensor determines that the exploitation therefor would or might violate or infringe the copyright, trademark or other proprietary rights of third parties, or subject Licensor to any liability or violate any law, court order, government regulation or other ruling of any governmental agency, or it, on account of the expiration or sooner termination of an agreement between Licensor and a third party from whom Licensor has obtained certain underlying rights relating to the exploitation of the Proprietary Subject Matter hereunder or otherwise, Licensor shall no longer have the right to act in the capacity herein contemplated on behalf of any third party or parties, or if Licensor determines that It cannot adequately protect its rights in the Proprietary Subject Matter under the copyright, trademark or other laws of a particular country. Such a withdrawal shall not be deemed a breach of this Agreement. In the event Licensor notifies Publisher during the term of this Agreement of such withdrawal or modification(s) then Publisher shall implement such modifications in the manner of a rolling change (i.e., Publisher shall promptly incorporate such modification(s) into future published versions of the Work while being permitted to continue to sell and distribute those versions which then exist in Publisher's inventories). Notwithstanding the foregoing, Publisher agrees that if, in the sole discretion of Licensor, any such versions already published cannot be sold, Licensor shall give notice of same to Publisher and within five (5) business days of such notice, Publisher shall, at Licensor's sole discretion, (a) destroy or (b) deliver to Licensor at Licensor's expense, any copies of the Work which are in Publisher's inventory. Licensor shall indemnify Publisher for the direct production cost of such destroyed or

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returned copies of the Work; provided, however, that Publisher furnishes Licensor with (i) a detailed inventory of such copies, (ii) source documentation supporting such direct production costs, and (iii) an affidavit of destruction, if applicable, in a form acceptable to Licensor, evidencing the same.

19.5 Publisher shall not use Licensor's name, or the Proprietary Subject Matter, other than as permitted hereunder and, in particular, shall not incorporate Licensor's name, or the Proprietary Subject Matter, in the Publisher's corporate or business name in any manner whatsoever. Publisher agrees that in using the Proprietary Subject Matter it will in no way represent that it has any rights, title and/or interest in or to the Proprietary Subject Matter other than those expressly granted under the terms of this Agreement. Publisher further agrees that it will not use or authorize the use, either during or after the Term, of any configuration, trademark, trade name, or other designation confusingly or substantially similar to the Proprietary Subject Matter, or any element thereof.

19.6 Any reasonable and necessary costs incurred by either party to this Agreement directly related to the registration of such trademarks and copyrights (inclusive of legal fees) shall be deemed additional product costs which may be deducted in determining Net Profits. Licensor and Publisher shall work together in good faith to create a legend and/or notice to appear in each Work which reflects Licensor's and Publisher's foregoing ownership rights.

20. INDEMNIFICATION.

20.1 Licensor shall indemnify, hold harmless and defend Publisher, and its members, parents, subsidiaries, affiliates, officers, directors and employees, against any claims, liabilities, demands, causes of action, judgments, settlements and expenses (including, but not limited to, reasonable attorneys' fees and court costs) arising solely out of (i) Publisher's use of the Proprietary Subject Matter as authorized hereunder (excluding matters involving controversies arising out of or based upon commercial transactions between Publisher and its customers) (ii) any breach of any representation, warranty, or covenant made by Licensor hereunder, or (iii) the failure of Licensor to perform any of its covenants or obligations contained in this Agreement; provided that Publisher shall notify Licensor in writing within ten (10) days after Publisher receives notification of any claim or suit relating to the Proprietary Subject Matter; provided, however, that the failure to so notify Licensor shall not relieve Licensor from any liability under this paragraph 20.1 unless and only to the extent that such failure results in prejudice to or forfeiture of substantive rights or defenses to Licensor. Licensor and Publisher shall undertake and control the defense and settlement of any such claim or suit at Licensor's expense and Publisher shall cooperate fully with Licensor in connection herewith. In no event shall Licensor be liable for any consequential damages or loss of profits which Publisher may suffer arising out of same the foregoing indemnity shall not be construed to cover any claim with respect to which Publisher has committed to Indemnify Licensor under Paragraph 20.2 below.

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20.2 During and after the Term hereof, Publisher shall indemnify and hold harmless, Licensor and Signatures (with respect to claims arising out of merchandise where Signatures has acted as KISS' or Platinum's representative), and their respective parents, subsidiaries, affiliates, officers, directors, shareholders, representatives, employees and agents, and all persons whose names and/or likenesses are licensed hereunder (each, an "Indemnitee" and collectively "Indemnitees") from and against any and all claims, liabilities, demands, causes of action, judgments, settlements and expenses (whether by subrogation or otherwise and including, but not limited to, reasonable attorneys' fees and court costs) ("Claim") arising out of or in connection with (i) the printing, publication, packaging, distribution, shipment, advertising, promotion, sale, or exploitation of the Work, (ii) any breach of any representation, warranty, or covenant made by Publisher hereunder, or (iii) the failure of Publisher to perform any of its covenants or obligations contained in this Agreement. Without limiting the generality of the foregoing, Publisher's indemnity shall specifically apply to claims relating to or based upon the literary text in the Work (e.g. libel, invasion of privacy, copyright infringement or other common law or statutory claim) despite Licensor's approval of the Work, but excluding claims based solely upon materials supplied to Publisher by Licensor. The foregoing indemnity shall not be construed to cover any claim with respect to which Licensor has committed to indemnify Publisher under Paragraph 20.1 above. If any Claim is initiated against any Indemnitee with respect to which such Indemnitee may make a claim against Publisher pursuant to this Paragraph 20.2, then the Indemnitee shall give prompt written notice of such Claim to the Publisher; provided, however, that the failure to so notify the Publisher shall not relieve the Publisher from any liability under this Paragraph 20.2 unless, and only to the extent that, such failure results in prejudice to or forfeiture of, substantive rights or defenses of the Publisher. Publisher, at Publisher's own expense, shall have the option to assume the defense of such Claim. If Publisher assumes the defense of such Claim, (i) Publisher shall keep the Indemnitee informed of all material developments and events relating to such Claim, (ii) the Indemnitee shall have the right to participate, at its own expense, in the defense of such Claim (but such participation shall not be deemed to give the Indemnitee the right to control such defense), (iii) the Indemnitee shall cooperate as reasonably requested by Publisher in the defense of such Claim, and (iv) Publisher shall not settle such Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld. If Publisher fails to assume the defense of such Claim, or fails to diligently defend such Claim, Indemnitee may assume the defense of such Claim and Publisher shall reimburse Indemnitee for all reasonable expenses (including reasonable attorneys' fees which may Include, without limitation, an allocation for in-house counsel) as such expenses are incurred, relating to the defense of such Claim.

21. <u>INSURANCE</u>.

Publisher shall designate Licensor, Gene Simmons and Paul Stanley as additional insureds in its Entertainment Errors and Omissions liability insurance policy, which Publisher shall purchase at its expense covering its publishing activity and which shall cover claims (whether by subrogation or otherwise) for libel and other forms of defamation, invasion of privacy or publicity and/or infringement of copyright or trademark arising from publication of the Work. The amount of such coverage shall be not less than the amount specified in Paragraph 12 combined single limit for each single occurrence. The policy shall provide for thirty (30) days written notice to Licensor from the insurer by registered or certified mail, return receipt requested, in the event of any modification, cancellation or termination. Upon execution of this Agreement, Publisher shall furnish Licensor with a certificate of insurance issued by the earner evidencing the same. In no event shall Publisher publish, advertise, distribute or sell any copies of the Work prior to Licensor's receipt of such certificate of insurance. Additional premium cost, if any, to extend coverage to publications under this Agreement shall be discussed in good faith for inclusion as a deductible expense in determining Net Profits.

22. ARTWORK; APPROVALS; SAMPLES; QUALITY CONTROL

22.1 Publisher undertakes that the Work as well as all packaging, press releases, advertising, promotion display or other materials of any and all types prepared in connection with the Work (collectively the "Collateral Materials") shall be of the highest standard and quality and shall ensure that all copies of the Work and the publication, distribution, sale, promotion and advertisement thereof comply with all federal, state and local laws and regulations.

22.2 Licensor shall supply Publisher with its standard package of photographs, transparencies, materials, and artwork, as applicable, embodying the Proprietary Subject Matter ("Artwork") for Publishers use in the Work or in the Collateral Materials. All such uses must be approved by Licensor. If Publisher has supplemental requests for Artwork which result in an additional expense to Licensor, Publisher shall pay Licensor for its out-of-pocket costs in duplicating and providing such Artwork to Publisher. With respect to the Work, Publisher shall not insert advertising or promotion, including "house ads" or excerpts from other works published by Publisher, whether as previews for promotional purposes or otherwise, which are unrelated to the purposes of this Agreement, without Licensor's prior written consent.

22.3 Publisher shall submit to Licensor and Licensor shall have absolute approval over all literary text, artwork (whether Artwork or artwork created by Publisher and/or its designees), all copies of the Work and all Collateral Materials as set forth below. Publisher may not publish, use, offer for sale, sell, advertise, ship or distribute any copies of the Work or Collateral Materials without Licensor's prior written approval. Publisher shall, at its own cost, submit to Licensor for Licensor's approval a draft manuscript and preliminary sketches of any artwork to be used in connection with the Work (collectively "the Rough"). Publisher shall timely submit the Rough for approval. If approved, Publisher shall thereafter, at its own cost, submit to Licensor for Licensor's approval galley and page proofs of the Work (or the equivalent thereof where composition is done by computer or similar means), prototypes of all Collateral Materials, and any other appropriate materials (collectively "Draft Materials"). Any submission of the Rough or any Draft Material which is not approved in writing by

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Licensor within fifteen (15) days of receipt of same shall be deemed disapproved. Any changes requited by Licensor to any such Roughs arid/or Draft Materials which have been disapproved by Licensor, shall be made by Publisher. With respect to all such rough and draft material which have received Licensor's final approval, Publisher shall not depart therefrom in any material respect, without Licensors prior written approval.

22.4 Publisher shall furnish to Licensor, without charge, a minimum number of samples of each format of the Work from the first production run, together with its Collateral Materials, as is specified in Paragraph 17. Such samples shall be provided to Licensor within ten (10) business days after the Work is first shipped by the Publisher. Publisher shall not sell, ship, or distribute the Work until all such samples have been furnished to Licensor. Licensor may, periodically, but not more often than twice per calendar year, during the Term, require that Publisher submit to Licensor, without charge, up to six (6) additional samples of each format of the Work, together with Collateral Materials, for subsequent review of the quality and copyright, trademark, and other legal notices on same and for any other purpose the Licensor deems appropriate. No Royalties shall be due or payable on all finished samples furnished to Licensor.

23. RESERVED RIGHTS.

23.1 Licensor reserves all rights not expressly granted to Publisher hereunder.

23.2 Licensor shall not be prevented from granting third parties the right to use the Proprietary Subject Matter in any manner whatsoever, except as otherwise provided herein.

23.3 It is specifically acknowledged by Publisher that all personal, publicity and other rights of Licensor not granted in Paragraph 3 (including, but not limited to, the voice and sound recordings relating to the Property), shall not be included in the definition of Proprietary Subject Matter and the use thereof is not licensed herein.

23.4 Publisher acknowledges that the license granted herein does not include any right, title, or interest in or to the Proprietary Subject Matter nor to any intellectual property rights in the Proprietary Subject Matter, including, without limitation, any copyrights, patents, and/or trademarks therein or associated therewith. Furthermore, Publisher acknowledges that except as provided in Paragraph 15 of this Agreement, the license granted herein does not include the portrayals of or by the Proprietary Subject Matter in any motion picture, television production, and the like ("Media Properties"). In this connection, Publisher expressly acknowledges that its license hereunder does not include the right to use photographs, designs, materials, and artwork from Media Properties to the extent such materials are different from the Proprietary Subject Matter. For the avoidance of doubt, notwithstanding anything to the contrary contained in the Agreement, Licensor shall have the absolute right during and upon the expiration or termination of the Term of this Agreement to use, exploit and/or modify the Proprietary Subject Matter other than as part of the Publisher Generated Artwork for any purpose whatsoever in any derivative form or format without compensation to, or the approval of, Publisher.

23.6 This Agreement relates solely to the rights granted in Paragraphs 4 and 15 of this Agreement. For the avoidance of doubt, and in addition to any other rights reserved to Licensor in Paragraph 23, Publisher is not, by virtue of this Agreement, acquiring any right whatsoever with respect to any motion picture or television production or other endeavor which is based upon, derivative of, inspired by or otherwise related to the Proprietary Subject Matter except as it is part of Publisher Generated Artwork and granted pursuant to Paragraphs 4 and 15 of this Agreement, including, without limitation, remakes, sequels, sound recordings, or publications ("Derivative Properties").

24. PUBLICATION AND DISTRIBUTION.

24.1 The Proprietary Subject Matter may only be used in connection with the publication, actual packaging, and advertising, promotion, sale and distribution of the Works and the Publisher Generated Artwork.

24.2 Publisher shall be entitled to sublicense the right to print and/or distribute the Work to any third party ("Distributor"), in whole or in part, with Licensor's prior written consent. Publisher represents and warrants that it shall familiarize each such Distributor with the terms and conditions of this Agreement as they apply to such Distributor. In addition, Publisher acknowledges and agrees that Publisher's use of any such Distributor shall in no way derogate from or relieve Publisher of any of its obligations under this Agreement. Furthermore, if Licensor so requests, Publisher shall cause each such Distributor to sign an agreement with Publisher for the printing and/or distribution of the Work, in whole or in part, in a form satisfactory to Licensor.

24.3 Publisher shall commence distribution, shipment and sale of substantial quantities of the Work no later than the Shipping Date specified in Paragraph 13, provided artwork is delivered to Publisher in a timely manner to allow publication. In the event of any delay from causes beyond Publishers control, the Shipping Date may be postponed until such time upon which the parties agree. If the parties cannot agree on a specific time, it shall not be any later than three (3) months immediately following the cessation of the cause of the delay. If the total delay exceeds six months, however, Licensor shall have the right to terminate this Agreement.

24.4 During the Term, and subject to the terms and conditions hereof, Publisher shall (i) continue to diligently and continuously advertise, promote, distribute, ship and sell the Work in the Territory, and (ii) use its best efforts to make and maintain adequate arrangements for the distribution, shipment arid sale necessary to meet the demand for the Work.

24.5 The Proprietary Subject Matter shall not be used by Publisher in conjunction with any other licensed name, character, symbol, design, likeness or literary or artistic material, except that actual representations of the Work and/or the Publisher Generated Artwork and its packaging may be shown in advertising showing other works sold by Publisher, provided such use is not made in a manner that may be likely to cause doubt or confusion in the minds of the public as to the ownership of the Proprietary Subject Matter, and in no event may the Work be packaged for sale with other works.

24.7 If any edition of the Work shall cease to have remunerative value and, as a result, Publisher has unsold or returned copies of such edition of the Work on hand which in the Publisher's good faith business judgment cannot be sold on usual and customary business terms in a reasonable time, Publisher may sell such copies to a purchaser or purchasers for the best obtainable price ("Remainder Sale"). There shall be no Remainder Sales without promptly offering Licensor in writing the opportunity to purchase such remainder copies at the then best obtainable price. Licensor shall have fifteen (15) days from receipt of such notice to advise Publisher whether it elects to purchase all or a portion of such remainder copies. Approval by Licensor of a specific period and approved discount prices for remaindering is specific to that period and not a general permission for remaindering. Licensor will not approve and Publisher shall not remainder any copies of the Work until 24 months after publication of the Work in each country in which rights are granted.

24.8 Upon request by Licensor and upon ten (10) days prior written notice to Publisher, Publisher agrees to provide Licensor with any and all lists compiled by Publisher in connection with Publisher's marketing of the Works hereunder of names and addresses of customers or potential customers thereof, including but not limited to any so-called registration cards as completed and sent to Publisher by purchasers of the Works hereunder.

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25. REPRESENTATIONS AND WARRANTIES.

25.1 Licensor represents and warrants to Publisher as follows: (i) Licensor owns or controls all rights lin and to the Proprietary Subject Matter; (ii) Publisher's use of the Proprietary Subject Matter and other materials supplied by Licensor does not and will not infringe any common law rights or other rights of any person or entity or infringe any copyright or defame or invade the privacy of any person or entity; and (iii) Licensor has the full right, authority and power to enter into this Agreement and to perform all its obligations hereunder. Licensor makes no representation or warranty as to the amount of revenue Publisher will derive or as to the quality or success of the Property. Furthermore, Licensor does not represent or warrant that the Proprietary Subject Matter will appear or continue to appear in or as a part of any publication program, motion picture/television series or other work or that any such work will continue to be exploited.

25.2 Publisher represents and warrants to Licensor as follows: (i) Publisher's full power and authority to enter into this Agreement and perform its obligations herein; (ii) Publisher's execution, delivery, and performance of this Agreement will not infringe upon the rights of arty third party or violate the provisions of any agreement to which Publisher is a party, and (iii) the Work (excluding any materials supplied by Licensor) will not infringe any common law rights or other rights of any person or entity or infringe any copyright or defame or invade the privacy of any person or entity.

26. TERMINATION.

26.1 In addition to any and all other remedies available to it hereunder, Licensor shall have the right to immediately terminate this Agreement upon written notice to Publisher upon the occurrence of any of the following:

26.1.1 Publisher makes, sells, offers for sale, uses or distributes any version of the Work without having the approval of Licensor as specified herein.

26.1.2 Publisher becomes subject to any voluntary or involuntary order of any government agency involving the recall of the Work because of safety, health or other hazards or risks to the public.

26.2 In addition to any and all other remedies available to it hereunder, on seven (7) days prior written notice to Publisher, Licensor may terminate this Agreement (in which case such termination shall be effective immediately upon expiration of the seven (7) day notice period), upon the occurrence of any of the following circumstances, provided that during such seven (7) day period, Publisher fails to cure the breach to Licensors satisfaction:

26.2.1 Publisher fails to immediately discontinue the advertising, distribution or sale of copies of the Work which do not contain the appropriate legal

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legend or notice.

26.2.2 Publisher breaches any of the provisions of this Agreement relating to the unauthorized assertion of rights in the Proprietary Subject Matter.

26.2.3 Publisher publishes or distributes any publication using the Proprietary Subject matter in a format, channel of sale or medium not specifically granted in Paragraphs 4, 5 or 15.

26.3 In addition to any and all other remedies available to it hereunder, on thirty (30) days prior written notice to Publisher, Licensor may terminate this Agreement (in which case such termination shall be effective immediately upon expiration of the thirty (30) day notice period), upon the occurrence of any of the following circumstances, provided that during such thirty (30) day period, Publisher fails to cure the breach to Licensor's satisfaction.

26.3.1 Publisher fails to make timely payment of Royalties when due or fails to make timely submission of Royalty Reports when due. However, in the event Publisher has previously been given notification and time to cure a prior breach relating to Publisher's failure to remit a Royalty payment (including Advances or Guarantees) and/or Royalty Report when due, then Licensor may terminate this Agreement immediately upon ten (10) days' notice to Publisher if not cured within such ten (10) days.

26.3.2 Publisher fails to obtain or maintain insurance as required under Paragraph 25. hereof.

26.3.3 During any calendar quarter of the Term, if Publisher fails to reasonably satisfy Paragraphs 28.3 or 28.4, Licensor may terminate this Agreement as to such Article(s) in any country in the Territory or in whole, by written notice to Publisher.

26.3.4 Publisher fails to timely submit the Rough and/or Preliminary Artwork for approval by Licensor as provided in Paragraph 22.3

26.3.5 A petition in bankruptcy is filed by or against Publisher; Publisher is adjudicated bankrupt or insolvent, or makes an assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy law; Publisher discontinues its business; or a receiver is appointed for Publisher or Publisher's business and such receiver is not discharged within thirty (30) days.

26.3.6 Publisher or any of its controlling shareholders, officers, directors or employees take any actions in connection with the publication, sale, distribution or advertising of the Work which damages or reflects adversely upon the Licensor, the Property and/or the Proprietary Subject Matter.

26.3.7 Publisher violates any of its other obligations or breaches any of its covenants, agreements, representations or warranties hereunder.

26.4 If Publisher shall fail to keep the Work in print (as hereinafter defined) for a period of six months, all rights granted to the Publisher under this Agreement shall thereupon revert to the Licensor and the Licensor shall be free to reproduce the Work without payment of any fees; provided, however that the foregoing shall not affect or impair Publisher's rights under licenses and agreements for publication and sale of the Work outside the United States subject to the provisions of this Agreement regarding foreign rights. The Work shall be deemed in print so long as it is on sale in the United States in the English language edition and generally available for purchase in normal trade channels, and so long as $1,000.00 in Royalties were generated in the previous Accounting Period.

26.5 If, at any time during the Term following the initial publication of the Work in print or the expiration of twelve (12) months from execution of this Agreement, Publisher does not publish at least eight (8) Works (or other original publications embodying the Proprietary Subject Matter in another format approved in writing by Licensor) in a twelve (12) month period, then Licensor may terminate this Agreement on ten (10) days written notice to Publisher and all rights granted to Publisher hereunder shall thereafter revert to Licensor.

26.6 Publisher hereby grants to Licensor a security interest in the "collateral" described below pursuant to Sections 9101 et seq. of the California Uniform Commercial Code in order to protect and secure Licensor's right to full and complete performance by Publisher under this Agreement. If Licensor so requests, Publisher shall execute, acknowledge, and deliver to Licensor within five (5) business days of Publisher's receipt thereof, a more formal security agreement, mortgage or copyright, UCC-1 financing statements, and any other analogous instructions as Licensor may from time to time deem necessary or desirable to evidence, establish, maintain, protect, enforce or defend such security interest. In this connection, Publisher hereby irrevocably appoints Licensor as its attorney-in-fact to execute one or more financing statements on its behalf for filing in any jurisdiction which is deemed necessary or desirable by Licensor. The "collateral" shall consist of the license to utilize the Proprietary Subject Matter in connection with the production, manufacture, and/or sale of the Works and all proceeds and accounts receivable derived from or arising out of the Works and/or Licensee's exploitation of the Proprietary Subject Matter. Notwithstanding the foregoing, Licensor's security interest in the collateral shall be subordinated to any bank credit line or other general financing by Publisher's bank.

26.7 Licensor agrees that prior to the expiration or such earlier termination of the Term, it may not enter into a legally binding agreement to grant the rights to publish a KISS Comic Book to any third party, but may negotiate with a third party for such rights.

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27. <u>EFFECT OF TERMINATION</u>.

27.1 On expiration or termination of this Agreement, all accrued but unpaid Royalties shall be immediately due and payable without set-off of any kind. Ninety (90) days before the expiration of the Term, and in the event of its sooner termination, ten (10) business days after receipt of notice of termination, a statement showing the number and description of copies of the Work on hand or in process shall be furnished by Publisher to Licensor. Licensor shall have the right to take a physical inventory to ascertain or verify such inventory and statement.

27.2 On expiration of this Agreement (as compared to an early termination pursuant to Paragraph 30), Licensee shall have a period of ninety (90) days commencing with the expiration date, in which to sell-off (on a non-exclusive basis) Articles which are on hand or in process as of the expiration date except that the sell off period shall be twelve (12) months for inventory of printed KISS Comic Books and one of a kind or signed, limited edition, collectible merchandise in Publisher's inventory on the date of expiration or earlier termination of this Agreement provided that Publisher timely furnishes a schedule to Licensor showing all inventory, by category, within sixty (60) days of such expiration or termination; provided, however, (i) Licensee complies with all the terms and conditions of this Agreement, including, but not limited to, Licensee's obligation to pay Royalties on and to account to Licensor for such sales (such accounting to be provided to Licensor within fifteen (15) days after the expiration of the sell-off period); (ii) Licensee has not manufactured Articles solely or principally for sale during the sell-off period; and (iii) subject to outstanding purchase orders on the date the Term expires or this Agreement is terminated, whichever is earlier, Licensee has given Licensor the opportunity to purchase such Articles at Licensee's cost of manufacture thereof, which purchase may be of some or all such units, in Licensor's sole discretion. Licensee shall not be authorized to dispose of the excess inventory in the sell-off period to the extent that it exceeds ten percent (10%) of the total number of Articles sold during the Term, without Licensor's prior written consent. During the sell-off period, Licensor may use or license the use of the Proprietary Subject Matter in any manner, at any time, anywhere in the world. Notwithstanding the foregoing and for the avoidance of doubt, if and to the extent Platinum has purchased for its own account (and has not charged the cost in determining Net Profits) authorized KISS Memorabilia from third parties, Platinum may sell such Memorabilia for its own account any time after the Term without payment of Royalties to Licensor.

27.3 Following the expiration or earlier termination of the Term, Publisher may continue to display the Publisher Generated Artwork on its website, its resume and for internal promotional purposes in perpetuity, so long as such use is not intended or has the effect of disparaging, or holding up to ridicule, KISS or its members.

27.4 On termination of this Agreement, except as otherwise noted in Paragraph 27 above with respect to rights of Publisher following the Term, Licensee shall have no

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further right to exercise the rights licensed hereunder or otherwise acquired in relation to this Agreement which are not co-owned as tenants in common by Licensor and Publisher and such rights shall forthwith revert to Licensor. All Artwork and other materials supplied to Licensee by Licensor hereunder shall be immediately returned to Licensor at Licensee's expense. Licensee agrees that (i) its failure to cease the manufacture, sale and/or distribution of Articles upon the expiration or termination of this Agreement will result in immediate and irreparable damage to Licensor, (ii) there is no adequate remedy at law for such failure and (iii) in the event of such failure, Licensor shall be entitled to injunctive relief. All remaining copies of the Work and related printed materials shall be destroyed within ten (10) business days. Publisher shall within five (5) business days after such destruction deliver to Licensor a certificate of destruction evidencing same.

27.5 Upon expiration or earlier termination of this Agreement, Publisher shall refrain from further use of the Proprietary Subject Matter or any further reference, direct or indirect, thereto or to anything deemed by Licensor to be similar to the Proprietary Subject Matter, in connection with the publication, sale, distribution or promotion of Publisher's products.

27.6 Following the expiration or earlier termination of this Agreement, neither party nor its assignees or successors may license, sell or otherwise commercially exploit the Publisher Generated Artwork or the Works without the prior written consent of the other party in its sole discretion. With respect to any property rights (including intangible property rights) that are co-owned by Licensor and Publisher, pursuant to this Agreement, such property shall be co-owned by them as tenants in common.

28. NOTICES.

All notices, demands, contracts or waivers hereunder shall be given in writing by mail, messenger, overnight air courier or telefax addressed as indicated in the Underlying Agreement or as otherwise indicated in writing by a party hereto. The date of messengering or telefaxing shall be deemed to be the date of service. Three (3) business days from the date of mailing shall be deemed to be the date of service for mailed notices. One (1) business day from the date of overnight air courier handling shall be deemed to be the date of service for courier handled notices.

29. NO MODIFICATION: WAIVER.

The terms of this Agreement shall not be modified except by an agreement in writing signed by both parties hereto. No waiver by either party of a breach or default hereunder shall be deemed a waiver by such party of a subsequent breach or default of a like or similar nature.

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30. ENTIRE AGREEMENT.

This Agreement shall constitute the entire understanding of the parties with respect to the subject matter, superseding all prior and contemporaneous promises, agreements and understandings whether written or oral pertaining thereto.

31. RELATIONSHIP OF THE PARTIES.

This Agreement does not appoint either party as the agent of the other party, or create a partnership of joint venture between the parties.

32. GOVERNING LAW.

This Agreement shall be construed and interpreted pursuant to the laws of the State of California. The parties hereby consents to the exclusive jurisdiction of any State or Federal court empowered to enforce or otherwise interpret this Agreement in the State of California, County of Los Angeles, and waives any objection thereto on the basis of personal jurisdiction or venue. Notwithstanding the preceding sentence, nothing contained in this Agreement shall preclude Licensor from bringing an action in any appropriate forum to enforce or otherwise interpret the terms and provisions of this Agreement. To the full extent permitted by law, the parties hereby waive their rights to consequential damages and to jury trial in any such dispute or proceeding.

33. SEVERABILITY.

If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, such decision shall not affect the validity or enforceability of any of the remaining provisions, which remaining provisions shall continue to have full force and effect.

34. CONFIDENTIALITY.

Other than as may be required by any applicable law, government order or regulation, or by order or decree of any court of competent jurisdiction, neither party shall not publicly divulge or announce, or in any manner dispose to any third party, any information or matters revealed to the other party pursuant hereto, or any of the specific terms and conditions (including but not limited to Royalty Rates, Advances, Guarantees and net sales of the Work) of this Agreement.

35. COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same Agreement. Copies of this Agreement, including facsimile copies may be used in lieu of the originals for all purposes. If a party signs this Agreement and then

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transmits an electronic facsimile of the signature page to any other party, that party who receives the transmission may rely upon the electronic facsimile as a signed original of this Agreement.

36. FURTHER ASSURANCES.

The parties hereto shall execute such further documents and perform such further acts as may be necessary to comply with the terms of the Agreement and consummate the transactions herein provided.

37. HEADINGS.

The headings contained in this Agreement are for convenience and reference purposes only. They do not form a part hereof and shall not affect the meaning or interpretation of this Agreement.

39. ASSIGNMENT.

Publisher's rights and obligations hereunder are personal to Publisher and shall not be assigned to any affiliate of Publisher (including, without limitation, subsidiary and parent companies, and partnerships, joint ventures and the like, in which Publisher has an interest.) Publisher's rights and obligations hereunder shall not be sublicensed, assigned, mortgaged or otherwise transferred or encumbered by Publisher or by operation of law unless otherwise previously agreed in writing by Licensor. Licensor reserves the right to assign this Agreement to any third party and to hypothecate or pledge this Agreement as collateral for any purpose. In the event of any such assignment, Publisher shall pay the Royalties and the Guarantee due hereunder as directed by Licensor. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of Licensor, provided that this paragraph shall not preclude a change of control of Publisher or a sale of substantially all of its assets to a Purchaser who has sufficient financial resources in the opinion of a certified public accountant mutually acceptable to the parties to carry out the obligations and representations of Publisher under this Agreement in a commercially viable manner.

40. EQUITABLE REMEDIES.

Licensor and Publisher each acknowledge that its commercial exploitation of the Works and/or the Publisher Generated Artwork in breach of any of the material terms or conditions of this Agreement shall result in immediate and irreparable damage to the other party. Each party also acknowledges that there may be no adequate remedy at law for such breach and that in the event thereof, the non-breaching party shall be entitled to equitable relief in the nature of an injunction and any other relief at law or in equity that a court of competent jurisdiction determines to be appropriate.

41. PERSONAL APPEARANCES.

For the avoidance of doubt, nothing in this Agreement shall be construed as obligating KISS or any of its members to perform any personal services (including promotional appearances, advertisements or endorsements) in connection with this Agreement and the products contemplated herein, without the prior written consent of Licensor in its sole discretion.

END OF STANDARD TERMS AND CONDITIONS.

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<u>KISS COPYRIGHT LINE FOR COMIC BOOKS</u>

WORK FOR HIRE AGREEMENT

AGREEMENT made as of **AGREEMENTDATE** between PLATINUM STUDIOS, LLC (hereinafter referred to as "PLATINUM"), a California corporation located at 9744 Wilshire Boulevard, Suite 210, Beverly Hills, CA 90212, and **WRITERNAME** (hereinafter referred to as "WRITER"), residing at **WRITERADDRESS**, with respect to the production of the script for 88 story pages of a 96-page, U.S.-style comic book (hereinafter referred to as the "Material") adapting a property owned by PLATINUM tentatively entitled "**PROPERTYNAME**" (hereinafter referred to as the "Property"). The Material and the Property together are hereinafter referred to as the "Work."

In consideration of the mutual promises contained herein, upon execution by PLATINUM and WRITER, this will constitute agreement between the parties as follows:

1. EMPLOYMENT. PLATINUM hereby engages WRITER on a work-for-hire basis to create the Material based upon the Property as a contribution to the Work, and WRITER hereby accepts as work for hire such engagement, on the terms and conditions set forth below.

2. WORK FOR HIRE. WRITER hereby expressly acknowledges and agrees that the Material to be created by WRITER hereunder has been specially commissioned by PLATINUM for use as a contribution to a collective work, and constitutes a work made for hire as that term is used in the United States Copyright Act of 1976, and that said Material shall be prepared within the scope of WRITER's employment by PLATINUM as defined hereunder and be subject to PLATINUM's revision, direction and control. WRITER hereby waives any moral rights in and to the Work and agrees that PLATINUM may make such changes, modifications, adaptations, or revisions to the Work as PLATINUM may in its sole discretion determine or desire. Accordingly, PLATINUM shall be deemed the author thereof from the moment of inception

WRITER acknowledges that it has entered this Agreement before commencing performance of the services it has been engaged to perform hereunder. WRITER further acknowledges that the Material shall be derivative of preexisting material, including without limitation, the names, characters, and concepts appearing in the Property; that PLATINUM is the sole and exclusive owner of all right, title, and interest in and to said Property, that WRITER shall not have, acquire or claim any right or privilege to use any elements of the Property except as provided herein, and that WRITER would be unable to produce the Material without the Property.

Accordingly, it is expressly acknowledged and agreed that WRITER shall not have, acquire, or claim any right or privilege to use any elements of the Work, or any copyright, including any and all renewals, extensions, or reversions of copyright now or hereafter provided by law, trademark rights, or other rights in or relating to the Work; and that PLATINUM shall be entitled to, and shall be the sole and exclusive owner of, all such copyrights, trademarks, and other rights throughout the world.

WRITER agrees never to contest PLATINUM's exclusive, complete, and unrestricted ownership in that and to the Work (including all copyrights and trademarks therein), or to claim adverse rights therein; and PLATINUM and/or its successors, licensees and/or assignees shall, in perpetuity, in any medium now existing or hereafter devised, throughout the universe, be free to use any or all such Work and create derivative works based thereon without restriction or obligation to WRITER or WRITER's successors or executors except as expressly set forth herein.

In the event that the Material would be deemed not to be a work made for hire, then WRITER hereby assigns all rights in the Material, including copyrights and any and all renewals, extensions, or reversions thereof and trademark rights, and all other rights in or relating to the Material, to PLATINUM, in all media now or hereafter existing, throughout the world, in perpetuity.

Upon PLATINUM's request, WRITER shall execute and deliver to PLATINUM, without further consideration, such further documents from time to time as PLATINUM shall request for the purpose of confirming PLATINUM's rights herein. If WRITER fails within three (3) business days to sign any such documents, WRITER hereby appoints PLATINUM as WRITER's attorney-in-fact for purposes of executing any such additional documents and exercising any rights thereunder, which appointment is coupled with an interest and is irrevocable with full power of substitution and delegation.

The provisions of this paragraph shall remain in effect after the expiration or termination of this Agreement.

WM

3. ADVANCE. PLATINUM shall pay to WRITER as a non-returnable advance against all amounts accruing to WRITER hereunder the sum of Nine Hundred Dollars ($900.00), payable Four Hundred Fifty Dollars ($450) upon execution of this Agreement by PLATINUM and WRITER and Four Hundred Fifty Dollars ($450) within ten (10) business days following the date of acceptance of the final portion of the Material.

4. ROYALTIES. In consideration of the services herein granted, PLATINUM shall pay to WRITER the following Royalties:

(a) In the event that PLATINUM publishes the Work, PLATINUM shall pay WRITER a royalty of:

i. 10% of the wholesale price of the Work on all copies of the Work sold on a non-returnable basis in the "direct comic book market" (as that term is generally understood).

ii. 5% of the wholesale price of the Work on all copies of the Work sold on a returnable basis in the domestic (i.e., U.S. and Canada) markets, after a reasonable reserve against returns, not to exceed Fifty Percent (50%) of copies sold.

iii. 5% of the gross receipts, less any commissions and applicable taxes actually paid to third parties, received by PLATINUM for copies of the Work sold in bulk for export.

It is agreed and understood that no royalties shall be paid on copies of the Work returned to PLATINUM, on copies of the Work sold at or below cost, including expenses incurred for such sales, or furnished gratis to WRITER, or for review, advertising, promotional, sample or like purpose.

(b) In the event that PLATINUM licenses the publication of the Work to a third-party domestic publisher, PLATINUM shall then pay WRITER a royalty equivalent to 40% of the gross receipts, defined as all royalties, non-refundable advances, and guarantee payments received by PLATINUM, less any commissions actually paid to third parties, from each license of the Work. It is agreed and understood that no royalties shall be paid on moneys paid by such publishers to PLATINUM in connection with the reimbursement by said publishers of costs incurred by PLATINUM in connection with the production and sale of the Work, such as but not limited to films, CDs, reproduction materials, lettering, typesetting, coloring, any documented out-of-pocket expenses, but excluding overhead.

(c) In the event that PLATINUM licenses the publication of the Work to a foreign publisher, PLATINUM shall then pay WRITER a royalty equivalent to 10% of the gross receipts, defined as all royalties, non-refundable advances, and guarantee payments received by PLATINUM, less any commissions and applicable taxes actually paid to third parties, from each license of the Work. It is agreed and understood that no royalties shall be paid on moneys paid by such publishers to PLATINUM in connection with the reimbursement by said publishers of costs incurred by PLATINUM in connection with the production and sale of the Work, such as but not limited to films, CDs, reproduction materials, lettering, typesetting, coloring, translations, any documented out-of-pocket expenses, but excluding overhead.

(d) In the event that PLATINUM publishes the Work in a comic book, book, or album also incorporating other stories and/or properties and/or artwork written and/or illustrated by any third parties, ARTIST hereby understands and agrees that any royalties payable hereunder shall be pro-rated between ARTIST and such other third parties as is fair and appropriate in the circumstance, according to PLATINUM's good faith determination, but at PLATINUM's sole discretion. PLATINUM's decision with respect to the pro-rating of royalties shall be final, and ARTIST hereby agrees to be bound by it and not to contest it.

(e) WRITER shall be entitled to compensation, royalties or other forms of remuneration only as provided by this paragraph. Therefore, it is acknowledged and agreed that WRITER will have no rights in, nor be entitled to receive, compensation, royalties or other remuneration for exploitation of the Work in any form, format or media now known or hereafter created anywhere in the universe, except as expressly provided herein; all other revenues shall be the sole property of PLATINUM.

5. STATEMENT. PLATINUM shall render quarterly statements in each year after publication of the Work, in accordance with PLATINUM's regular accounting practices, showing the amounts due WRITER hereunder. Payment of the amount due on the statement after allowance of the reserve for returns and deduction of amounts payable to WRITER as advances hereunder shall accompany such statements. Statements rendered hereunder shall be final and binding upon WRITER unless objected to in writing, setting forth the specific objections thereto and the basis for such objection, within twelve (12) months after the date the statement was rendered. No statement need be rendered for any accounting period in which no sums are payable to WRITER.

6. EXAMINATION OF PLATINUM'S RECORDS. WRITER shall have the right, upon fifteen (15) business days advance written notice during usual business hours but not more than once each year to examine through a certified public accountant the books and records of PLATINUM at the place where the same are regularly maintained insofar as they relate to the Work. Such examination shall be at the cost of WRITER, unless errors are found totaling more than Ten percent (10%) of amounts paid, in which case, PLATINUM shall bear the cost of such examination (provided that PLATINUM shall have no responsibility or liability whatsoever for discrepancies in reports provided to PLATINUM by third parties).

7. DELIVERY OF WORK. WRITER shall deliver the entire Work, satisfactory to PLATINUM in a professional and technically acceptable form, in accordance with a delivery schedule to be mutually determined by PLATINUM and WRITER, but in no event later than the Due Date, which is to be determined, which is deemed of the essence of this Agreement. The Work shall be deemed accepted by PLATINUM unless WRITER is notified to the contrary within ninety (90) days of delivery hereunder of the full Work. WRITER agrees to complete any reasonable revisions requested by PLATINUM as expeditiously as possible but in any event by the date that such revisions may be legitimately required by PLATINUM to be delivered. WRITER further agrees to cooperate and work with any editor assigned by PLATINUM to supervise the production of the Work, and to comply with said editor's instructions, directions, and requests including those involving artistic taste and judgment.

8. FAILURE TO DELIVER. If WRITER fails to make delivery on the Deadline, or if the Work delivered is not satisfactory to PLATINUM, PLATINUM may, at its option without prejudice to its other rights and remedies, do one or more of the following:

(a) Terminate this Agreement by giving written notice, in which event WRITER shall thereupon immediately deliver to PLATINUM all material in connection with the Work prepared by WRITER, in whatever state of completion in which such material exists;

(b) Request WRITER to work cooperatively with PLATINUM to make the Work satisfactory to PLATINUM within a period to be fixed by PLATINUM, in which event WRITER shall use its best efforts to do so. If WRITER fails to deliver a Work satisfactory to PLATINUM in accordance with subparagraph (b), PLATINUM may then terminate this Agreement as provided in subparagraph (a).

9. CREDIT. Provided that Platinum publishes, or licenses the publication of, the Work, then WRITER shall receive a printed credit in the Work and any advertising and promotion of the Work, substantially as follows: "Written by **WRITERNAME**" or "Story by **WRITERNAME**."

In the event that PLATINUM produces and/or licenses the production of an audio visual work substantially based upon the Work, as defined in Paragraph 4(d) above, then WRITER shall, subject to the restrictions, if any, contained in any applicable and binding collective bargaining agreement, and further subject to WGA and any other applicable third party restrictions, be granted an on-screen credit in the end titles substantially as follows, "graphic novel written by **WRITERNAME**."

In the event other artists participate in the Work, the credit provisions of this Agreement shall be adjusted accordingly and such other artists may be credited as is fair and appropriate in the circumstance. Except as specifically set forth in the Agreement, all characteristics of WRITER's credits shall be at PLATINUM's sole discretion. PLATINUM shall notify all third party distributors regarding the credit provisions set forth herein.

10. This paragraph intentionally omitted.

11. WRITER'S FREE COPIES. Upon first publication of any domestic standard edition of the Work, PLATINUM shall provide WRITER with twenty-five (25) free copies of the Work, and WRITER shall be permitted to purchase further copies for personal use and not for resale at a discount of Sixty percent (60%) of the retail price.

12. USE OF WRITER'S NAME. PLATINUM shall have the right, but not the obligation, to use the name and likeness of and/biographical material concerning WRITER for purposes of advertising and promoting the Work, without compensation to WRITER, but in no event shall WRITER be deemed to have endorsed any product or services.

13. WARRANTIES AND INDEMNITIES. WRITER warrants and represents (i) that WRITER has the full right, power and authority to enter into this Agreement and to perform as required hereby; (ii) that the Material is

original (except for PLATINUM's material on which it is based); (iii) that, to the best of WRITER's knowledge, the Material does not contain any material which knowingly violates any personal or other right of any other person or entity; (iv) that, to the best of WRITER's knowledge, no material in the Material infringes on any copyright (common law or statutory)or other proprietary right; (v) that, to the best of WRITER's knowledge, the Material is not obscene and does not contain any material which would violate any federal, state, local or administrative statute or regulation; and (vi) that, to the best of WRITER's knowledge, the Material contains no recipe, formula, instruction, or other matter that may be injurious to the readers or users of the Work.

WRITER agrees to defend, indemnify and hold PLATINUM and its parent, subsidiaries, affiliates, licensees, assignees and their officers, directors, agents, distributors and employees harmless from and against any loss, liability, judgment, cost or expense of any kind and character (including reasonable attorneys fees) ("Claim") suffered or incurred by any such parties as the result of any breach or alleged breach of any of WRITER's obligations, agreements, representations and warranties herein. PLATINUM shall similarly defend and indemnify WRITER from and against any Claim suffered or incurred by WRITER as the result of any material provided by PLATINUM to WRITER or any material added to the Work by or on behalf of PLATINUM, and from the development, production, distribution and exploitation of the Work or any derivative work based thereon (except to the extent that WRITER is obligated under the preceding sentence to indemnify PLATINUM with respect to such Claim). WRITER further agrees to consult with PLATINUM in the selection of counsel, and in the conduct of the defense and, if WRITER should be unable or unwilling actively to defend, hereby authorizes PLATINUM to defend, or appoint counsel to defend, on behalf of WRITER and PLATINUM and at WRITER's expense.

The warranties and representations contained in this paragraph shall survive termination of this Agreement for any reason.

14. INDEPENDENT CONTRACTOR. WRITER is entering into this Agreement as an independent contractor, and except as set forth hereunder as it relates to the results and proceeds of WRITER's services, no relationship of employment, agency or partnership is intended or shall be construed as a result of this Agreement between WRITER and PLATINUM. The parties specifically desire that the independent contractor relationship be binding upon them for federal and state income tax purposes and for all other purposes.

15. ASSIGNMENTS. PLATINUM may, at its option, assign all or any part of this Agreement. However, since this Agreement is for WRITER's services, WRITER may not assign any part of this Agreement, except for the right to receive payments hereunder. This Agreement shall apply to and bind the heirs, executors, administrators, successors and assigns of WRITER and the successors and assigns of the respective parties.

16. NOTICES AND PAYMENTS. Any written notice and payments required under any of the provisions of this Agreement shall be deemed to have been properly served by delivery in person or mailing the same to PLATINUM at the address set forth above and to WRITER at the addresses set forth above by Federal Express delivery or prepaid first class certified mail, return receipt requested, except as the addresses may be changed by notice in writing.

17. WRITER'S RIGHTS AND REMEDIES. The rights and remedies of WRITER in the event of a breach of this Agreement by PLATINUM shall be limited to WRITER's right to recover damages, if any, in an action at law and in no event shall WRITER be entitled to terminate or rescind this Agreement or enjoin or restrain the distribution or exhibition of the Work and/or any derivative work thereof, or the use, publication or dissemination of any advertising or material issued in connection therewith (or any other equitable form of relief or remedy).

18. APPLICABLE LAW. This Agreement shall be construed according to the internal laws of the State of California, regardless of the place of its physical execution or performance. The forum for the resolution of any dispute related to this Agreement shall be the Superior Court of the State of California for the county of Los Angeles, West District (Santa Monica), or if venue and jurisdiction are permissible, then the U.S. District Court for the Central District of California, and the parties hereby submit to the *in personam* jurisdiction of said courts and hereby irrevocably waive any claim that such courts are an improper venue or an inconvenient forum.

19. SEVERABILITY. In the event that any provision hereof is determined to be illegal or unenforceable, such determination shall not affect the validity or enforceability of the remaining provisions hereof, all of which shall remain in full force and effect.

20. NO WAIVER. None of the provisions hereof shall be deemed to be waived or modified in any respect except by an express agreement in writing duly executed by the party against whom enforcement of such waiver or modification is sought. The failure of any party hereto to object to the failure of any other party to perform any of the terms, provisions, or conditions hereof or to require performance of the other party of any term, provision, or condition hereof, or any delay in doing so, or any custom or practice of the parties at variance herewith shall not constitute a waiver or modification hereof or of any subsequent breach or default of the same or a different nature, nor affect the validity of any part hereof, nor the right of the other party thereafter to enforce the same, nor constitute a novation or laches.

21. PUBLICITY/NON-DISCLOSURE. WRITER shall not disclose any material provision of this Agreement to any third party unless reasonably necessary to do so and such third party has an obligation of confidentiality to WRITER (e.g., accountants, attorneys, and similar professional advisors).

WRITER shall not issue publicity for the Work at any time without PLATINUM's prior written consent, except that WRITER may issue publicity which relates primarily to WRITER and only incidentally to the Work or the aforementioned's connection thereto, provided that any publicity issued by WRITER shall not derogate, disparage or defame the Work or any person, firm or corporation (including, without limitation, PLATINUM and/or any of PLATINUM's licensees and their respective officers, employees, parent companies, affiliates and subsidiaries) associated with the Work. WRITER shall not disclose to any third party (except on a confidential basis to WRITER's business representatives) any proprietary information relating to the Work, PLATINUM and/or any of PLATINUM's licensees (or their respective parent companies, subsidiaries and affiliates) (including, without limitation, the contents of any royalty statement or the terms of any agreements pertaining to the Work), without PLATINUM's prior written consent.

22. LIMITATION OF TERMS. It is hereby mutually agreed that this Agreement comprises the complete, entire and only Agreement between the parties, and that it shall not be varied, changed, or modified in any respect except in writing executed by PLATINUM and WRITER. Any prior agreements, promises, amendments, negotiations or representations not expressly set forth in this Agreement are of no force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above set forth.

____

WRITERNAME

AGREED AND ACCEPTED BY

Platinum Studios, LLC

By: ______________________________

Its: ______________________________

CERTIFICATE OF AUTHORSHIP

I, **WRITERNAME**, hereby certify that all material of whatever kind or nature, written or to be written, furnished or to be furnished, by me in connection with the property currently entitled "**PROPERTYNAME**" (the "Property"), and all of the results and proceeds of my services in connection with the Property (all such literary material and all such results and proceeds being referred to collectively herein as the "Material") was and/or will be solely created by me as a "work-made-for-hire" specially ordered or commissioned by Platinum Studios, LLC ("Platinum") with Platinum being deemed the sole author of the Material and the owner of all rights of every kind or nature, whether now known or hereafter devised (including, but not limited to, all copyrights and all extensions and renewals of copyrights) in and to the Material, with the right to make all uses of the Material throughout the universe and all changes in the Material as Platinum deems necessary or desirable. Except to the extent, if at all, modified by a separate executed License Agreement, if any, by which Platinum may have acquired underlying rights from the undersigned, the Material shall also include, without limitation, any and all ideas, stories, treatments, screenplays and other material, of whatever kind or nature, in connection with and/or relating to the Property, created or written by me at any time prior to the date hereof (collectively, the "Pre-Existing Material") and I hereby irrevocably grant, assign and vest Platinum with all rights of every kind and nature, whether now known or hereafter devised (including, but not limited to, all copyrights and all extensions and renewals of copyrights) in and to the Material and the Pre-Existing Material and the Pre-Existing Material shall constitute part of the Material for all intents and purposes under this Certificate of Authorship.

Without limiting the foregoing, I hereby irrevocably assign, license and grant to Platinum, throughout the universe, in perpetuity, any and all of my rights to authorize, prohibit and/or control the development, production, renting, lending, fixation, reproduction and/or other exploitation of the Property and/or the Material by any media and means now known or hereafter devised as may be conferred upon me under applicable laws, regulations or directives, in any jurisdiction throughout the world, including, without limitation, any so-called rental and lending rights pursuant to any European Economic Community ("EEC") directives and/or enabling or implementing legislation, laws or regulations enacted by the member nations of the EEC.

I hereby waive all rights of "Droit Moral" or "Moral Rights of Authors" or any similar rights or principles of law which I may now or later have in the Material.

I warrant and represent that: (a) I have the right to execute this document; (b) the Material is or shall be original with me except to the extent based on assigned or public domain material; (c) the Material does not and shall not defame or disparage any person or entity or infringe upon or violate the rights of privacy, publicity or any other rights of any kind or nature whatsoever of any person or entity; (d) the Material is not the subject of any pending litigation or, to the best of my knowledge, any threatened claim that might give rise to litigation; (e) I have not done, nor will I do, any act or thing which diminishes, impairs or otherwise derogates from the full enjoyment by Platinum of all of Platinum's rights in and to the Material; and (f) I have not heretofore assigned, conveyed, encumbered and/or otherwise disposed of or impaired any rights in and to the Material. If any claim, action, suit or proceeding is brought or threatened alleging facts which, if true would constitute a breach by me of my representations, warranties and covenants under this Certificate of Authorship, I shall immediately notify Platinum thereof in writing. I agree that Platinum shall have the sole right to control the legal defense against such claims or litigation, including the right to select counsel of its choice and to compromise or settle any such claim, demand or litigation. I shall indemnify and hold harmless Platinum (and/or publishers engaged by Platinum), the corporations comprising Platinum (and or publishers engaged by Platinum), and their respective employees, officers, agents, assigns and licensees from and against any and all liabilities, claims, costs, damages and expenses (including reasonable attorneys' fees and court costs) arising out of or in connection with a breach of the foregoing covenants, warranties and representations; and Platinum agrees to promptly notify me of any claims alleging facts which, if true would constitute a breach by me of my representations, warranties or covenants hereunder and to defend and indemnify and hold me harmless from and against any and all liabilities, claims, costs, damages and expenses (including reasonable attorneys' fees and court costs) arising out of any claim or legal action with respect to material added to the Material by Platinum and in connection with claims arising from the development, production, distribution and exploitation of the Property (and any motion picture based thereon) (except for matters covered by my representations and warranties hereunder or any other agreements relating to my grant of rights to, or rendition of services for, Platinum).



I agree to execute any documents and do any other acts as may be reasonably required by Platinum or its assignees or licensees and consistent herewith to further evidence or effectuate Platinum's rights as set forth in this Certificate of Authorship. Upon my failure promptly to do so within five (5) business days following Platinum's request and delivery to me of the applicable documents or within five (5) business days following Platinum's request for such other acts, I hereby appoint Platinum as my attorney-in-fact for such purposes (it being acknowledged that such appointment is irrevocable and coupled with an interest) with full power of substitution and delegation.

I further acknowledge that: (i) in the event of any breach hereunder by Platinum, I will be limited to my remedy at law for damages, if any, and I will not have the right to terminate or rescind this Certificate or to restrain, enjoin or otherwise impair the production, distribution, advertising, publicizing or exploitation of the Property (or any derivative work based thereon) or any rights therein, (ii) nothing herein shall obligate Platinum to use my services or the results or proceeds thereof or to produce, advertise or distribute any projects or material based on the Property, and (iii) this Certificate of Authorship shall be governed by the laws of the State of California applicable to agreements executed and to be performed entirely therein.

I agree that Platinum's rights with respect to the Material and/or my services may be freely assigned and licensed and in the event of such assignment or license, this Certificate of Authorship shall remain binding upon me and inure to the benefit of any such assignee or licensee. I agree that I shall not have the right to assign this Certificate of Authorship or delegate the performance of my obligations to any person or entity and any such purported assignment or delegation shall be void.

I have caused this document to be executed as of ____________, 20__.

____

WRITERNAME

AGREED AND ACCEPTED BY

Platinum Studios, LLC

By: ____________________________

Its: ____________________________

